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FEB 2 8 2008

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BD 3/4

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-52474~~ 8-48723

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
National Alliance Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1755 Wittington Place, Suite 320
(No. and Street)

Dallas	Texas	75234
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradford A. Phillips — (469) 522-4309
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square	**Flower Mound**	**Texas**	**75028**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/19

OATH OR AFFIRMATION

I, Bradford A. Phillips, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **National Alliance Securities Corporation**, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

CINDY WALLS
Notary Public, State of Texas
My Commission Expires
October 21, 2009

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **NONE**
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Board of Directors
National Alliance Securities Corporation

We have audited the accompanying statement of financial condition of National Alliance Securities Corporation as of December 31, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Alliance Securities Corporation as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BRAD A. KINDER, CPA

Irving, Texas
February 27, 2008

NATIONAL ALLIANCE SECURITIES CORPORATION
Statement of Financial Condition
December 31, 2007

Assets

Cash and cash equivalents	$ 1,363,250
Receivable from clearing broker-dealer	278,470
Notes receivable	3,590,714
Accrued interest receivable	16,895
Marketable debt securities	14,118,740
Clearing deposit	267,081
Other assets	8,715
TOTAL ASSETS	$ 19,643,865

Liabilities and Stockholders' Equity

Liabilities	
Payable to related party	$ 19,300
Accrued commissions payable	193,591
Payable to clearing broker- dealer	13,168,750
Total Liabilities	13,381,641
Stockholders' Equity	
Series A 2% preferred stock, $10 par value, 3,000,000 shares authorized, 271,772 shares issued and outstanding	2,717,741
Class A common stock, $.01 par value, 5,000,000 shares authorized, 1,000,000 shares issued and outstanding	10,000
Class B common stock, $.01 par value, 5,000,000 shares authorized, 666,667 shares issued and outstanding	6,667
Additional paid-in capital	10,375,323
Accumulated deficit	(6,847,507)
Total Stockholders' Equity	6,262,224
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 19,643,865

See notes to financial statements.

NATIONAL ALLIANCE SECURITIES CORPORATION
Statement of Income
Year Ended December 31, 2007

Revenue	
Trading profits	$ 2,086,882
Securities commissions	136,886
Interest	1,142,543
Total Revenue	3,366,311
Expenses	
Compensation and related costs	1,143,988
Clearing costs	255,403
Communications	33,516
Management fees paid to related party	2,000,000
Margin interest	540,944
Occupancy and equipment	100,927
Regulatory fees	20,270
Other expenses	309,656
Total Expenses	4,404,705
NET LOSS	$ (1,038,394)

See notes to financial statements.

NATIONAL ALLIANCE SECURITIES CORPORATION
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2007

	Series A 2% Preferred Shares Issued	Class A Common Shares Issued	Class B Common Shares Issued	Series A 2% Preferred Stock	Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2006	414,836	1,000,000	666,667	$ 4,148,381	$ 10,000	$ 6,667	$ 7,875,323	$ (5,104,748)	$ 6,935,623
Additional capital contributed	-	-	-	-	-	-	2,500,000	-	2,500,000
Series A 2% preferred shares redeemed	(149,000)	-	-	(1,490,000)	-	-	-	-	(1,490,000)
Dividends accumulated, declared and paid in shares on Series A 2% preferred stock	5,936	-	-	59,360	-	-	-	(59,360)	-
Dividends declared and paid on Class A common shares	-	-	-	-	-	-	-	(300,000)	(300,000)
Dividends declared and paid on Class B common shares	-	-	-	-	-	-	-	(345,005)	(345,005)
Net loss	-	-	-	-	-	-	-	(1,038,394)	(1,038,394)
Balances at December 31, 2007	271,772	1,000,000	666,667	$ 2,717,741	$ 10,000	$ 6,667	$ 10,375,323	$ (6,847,507)	$ 6,262,224

See notes to financial statements.

NATIONAL ALLIANCE SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash Flows From Operating Activities:	
Net loss	$ (1,038,394)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in assets and liabilities	
Increase in receivable from clearing broker-dealer	(12,654)
Decrease in notes receivable	355,530
Decrease in accrued interest receivable	1,287
Increase in marketable debt securities	(5,996,079)
Increase in other assets	(8,715)
Decrease in accounts payable	(10,130)
Decrease in management fees payable	(500,000)
Decrease in accrued commissions payable	(115,845)
Increase in due to related party	9,300
Increase in payable to clearing broker-dealer	6,596,089
Net cash used in operating activities	(719,611)
Cash Flows From Financing Activities:	
Additional capital contributed	2,500,000
Series A 2% Preferred shares redeemed	(370,000)
Class B common dividends paid	(345,005)
Class A common dividends paid	(150,000)
Net cash provided by financing activities	1,634,995
Net change in cash and cash equivalents	915,384
Cash and cash equivalents at beginning of year	447,866
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,363,250

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ 540,944
Income taxes	$ -

See notes to financial statements.

NATIONAL ALLIANCE SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2007

Non-Cash Financing Activities:

112,000 shares of Series A 2% preferred stock were redeemed totaling $1,120,000 by a reduction of a note receivable due from a related party, which is a subsidiary of a preferred shareholder.

Dividends accumulated and declared on Series A preferred stock, totaling $59,360, were paid in 5,936 Series A preferred shares.

Class A common dividends totaling $150,000, was deemed paid, by a reduction of a note receivable due from a related party, which is a subsidiary of a Class A common shareholder.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business/Merger:

National Alliance Securities Corporation (Company) was organized in June 2003, under the laws of the State of Nevada. Effective January 1, 2004, National Alliance Capital, LLC (NAC), a registered broker/dealer, merged with and into the Company with the Company being the surviving entity. The Company and NAC were under common control; therefore, the merger was accounted for similar to a pooling of interests. Prior to the merger, the Company had not been capitalized, nor had any operating activities. As a result of the merger, the Company became the registered broker-dealer and continued to operate similar to that of NAC.

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under the exemptive provisions of SEC rule 15c3-3 (k)(2)(ii) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company's operations consist primarily in trading of marketable debt securities. The majority of the Company's customers are broker-dealers and institutions located throughout the United States.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Fair Value

Cash and cash equivalents, receivable from clearing broker-dealer, notes receivable accrued interest receivable, accounts payable, accrued expenses and payable to clearing broker-dealer are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Marketable debt securities are also recorded at estimated fair value, determined using quoted market prices, where available, or third-party pricing services.

The Company has a number of financial instruments, which are primarily held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2007, does not differ materially from the aggregate carrying value of its financial instruments recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimate of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Marketable Debt Securities

Marketable debt securities are recorded on the trade date and are valued at fair value. The resulting difference between cost and fair value is included in trading profits in the accompanying statement of income.

Securities Sold, Not Yet Purchased

Securities sold, not yet purchased are recorded on the trade date and are valued at fair value. The resulting difference between cost and fair value is included in trading profits in the accompanying statement of income.

Dividends to Shareholders

The Company records dividends to its shareholder on the declaration date.

Revenue Recognition

Security transactions and the related trading profits, securities commissions and expenses are recorded on the trade date.

Note 2 - Notes Receivable

The Company has an unsecured note receivable totaling $2,867,093 due from Prime Income Asset Management, Inc., a related party, bearing interest at 10%. Principal and accrued unpaid interest on the note are due in December 2008. There is no accrued unpaid interest at December 31, 2007. The Company earned and received $372,721 in interest on this note during the year.

The Company has a note receivable totaling $723,621, bearing interest at 12%. Principal and accrued interest on the note is due in March 2008. The note is secured by 25 acres of unimproved land in Corinth, Texas. Accrued and unpaid interest totaled $16,895 at December 31, 2007.

Note 3 - Marketable Debt Securities

Marketable debt securities, at fair value, as of December 31, 2007, consist of federal, municipal and corporate bonds totaling $14,118,740.

Note 4 - Dividends to Shareholders

Series A 2% preferred shares accumulate dividends at $0.20 per share per annum. Dividends for 2007 of $59,360 were paid in 5,936 preferred shares during the year.

The Company declared a dividend on the Class A common shares totaling $300,000 to shareholders of record as of September 30, 2007. The dividend was paid on September 30, 2007.

The Company declared a dividend on the Class B common shares totaling $345,005 to shareholders of record as of March 31, 2007 and August 31, 2007. The dividends were paid on April 13, 2007 and September 05, 2007.

Note 5 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital and net capital requirements of $1,611,529 and $250,000, respectively. The Company's net capital ratio was 0.13 to 1.

Note 6 - Income Taxes

The Company has a current year tax loss; therefore, there is no provision for current income taxes. The Company has a net operating loss carryforward of $1,906,313 available to offset future taxable income, of which $30,482 expires in 2024, and $833,675 expires in 2025, and $1,042,156 expires in 2026. The net operating loss carryforward creates a deferred tax asset of approximately $648,000 which is fully reserved with a valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 7 - Capital Stock

The total number of shares of all classes of stock the Company has the authority to issue is 15,000,000, of which 2,000,000 shares, par value $10, are designated Series A 2% Preferred Stock, 5,000,000 shares, par value $.01, are designated Class A Common Stock, 5,000,000 shares, par value $.01, are designated Class B Common Stock, and 3,000,000 shares, par value $10, are a class designated Preferred Stock.

The shares of Series A 2% Preferred Stock are non-voting, have a liquidation preference of ten dollars per share and are redeemable at the option of the Company at a price equal to the liquidation preference per share plus any accumulated and unpaid dividends. Dividends are cumulative and payable quarterly of each year, at the rate per share of $.05 per quarter ($.20 per annum). The preferred shares have dividend preference over all other classes of stock and may not be converted into any other securities of the Company.

The shares of Class A Common Stock constitute the primary ownership of the Company, or 60% of the common stock.

The shares of Class B Common Stock are equal to Class A Common Stock.

The Company is authorized to provide for the issuance in one or more series of any number of shares of Preferred Stock up to a maximum of 3,000,000 shares.

Note 8 - Transactions with Clearing Broker-Dealer

The agreement with the clearing broker-dealer provide for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $250,000 as a deposit in account with the clearing broker-dealer.

Note 9 - Deferred Compensation Plan

The Company has a deferred compensation plan for its trading employees. Under this plan, deferred compensation amounts are accrued monthly based on individual trader profitability and paid annually in the form of planned Series B membership units which will vest over two years. When the units are fully vested, they can be redeemed for face value at the option of the holder. At December 31, 2007, the Company has deferred compensation payable of $127,596 for the issuance of the planned Series B membership units. Deferred compensation payable is included in the accompanying statement of financial condition as accrued commissions payable.

Note 10 - Retirement Plan

The Company has a 401(k) profit sharing plan covering substantially all employees. Under this plan, employees may make elective contributions as allowed under federal law and the Company may make matching and discretionary contributions. Employee contributions vest immediately and Company contributions vest ratably over six years. There were no Company contributions to the plan for 2007.

Note 11 - Related Party Transactions

The Company and several other related companies are under common control and the existence of that control could create operating results and financial position significantly different than if the companies were autonomous.

The Company shares corporate office space with several entities related through common ownership and control. One of the related parties regularly advances payroll and other costs on behalf of the Company, which the Company settles on a regular basis. There is $19,300 due to this related party at December 31, 2007.

The Company has an unsecured note receivable totaling $2,867,093 due from a related party. There is no accrued unpaid interest at December 31, 2007. (See Note 2).

The Company has a management agreement with an entity related through common control. The Company is to receive general management services, including oversight and management of operations, trading, accounting, payroll, and regulatory filings, as well as investment banking efforts. The agreement provides for an annual base fee of $2,000,000 plus an additional $500,000 for each $1,000,000 in annual revenue growth. In addition, the Company pays management fees for investment banking referrals. The Agreement can be cancelled with 30 days written notice by either party. Management fees totaled $2,000,000 for 2007.

Note 12 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 13 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in the financial statements at fair values of the related securities and will incur a loss if the fair value of the securities subsequently increases. There were no securities sold, not yet purchased at December 31, 2007.

Note 14 - Concentration of Credit Risk

The Company has cash, a receivable from clearing broker-dealer, a clearing deposit and marketable debt securities due from and held by its clearing broker-dealer totaling $15,991,922 or approximately 81% of total assets at December 31, 2007. The Company also has a payable to clearing broker-dealer totaling $13,168,750 or approximately 98% of total liabilities due to the same clearing broker-dealer.

Note 15 - Concentration of Revenue

A Class B common shareholder generated approximately 25% of the Company's trading profits.

Note 16 - Subsequent Events

The Company made an additional loan to Prime Income Asset Management, Inc. a related party, on January 08, 2008 in the amount of $580,000.

The Company's note receivable totaling $723,621, due March 2008, was collected in full, on February 15, 2008.

Schedule I

NATIONAL ALLIANCE SECURITIES CORPORATION
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
December 31, 2007

Total stockholders' equity qualified for net capital	$	6,262,224
Deductions and/or charges		
Non-allowable assets:		
Notes receivable		3,590,714
Accrued interest receivable		16,895
Other assets		8,715
Total deductions and/or charges		3,616,324
Net capital before haircuts on securities positions		2,645,900
Haircuts on securities:		
Marketable debt securities		995,019
Undue concentration		39,352
Total haircuts on securities		1,034,371
Net Capital	$	1,611,529
Aggregate indebtedness		
Accounts payable	$	19,300
Accrued commissions payable		193,591
Total aggregate indebtedness	$	212,891
Computation of basic net capital requirement		
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$	250,000
Net capital in excess of minimum requirement	$	1,361,529
Ratio of aggregate indebtedness to net capital		0.13 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2007 as filed by National Alliance Securities Corporation on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
National Alliance Securities Corporation

In planning and performing our audit of the financial statements of National Alliance Securities Corporation (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A Kinder

BRAD A. KINDER, CPA

Irving, Texas
February 27, 2008

END